Exhibit 12.1
ENCORE ACQUISITION COMPANY
RATIO OF EARNINGS TO FIXED CHARGES
(in thousands, except ratios)

	Three months ended March 31,
	2006	2005
Pretax earnings	$29,180	$33,022
Adjustments:
Add fixed charges:
Interest expense	11,787	6,959
Interest capitalized	—	—
Rental expense attributable to interest	207	117

Total fixed charges	11,994	7,076

Deduct:
Interest capitalized	—	—

Total deductions	—	—

Adjusted earnings	$41,174	$40,098

Ratio of earnings to fixed charges	3.4	5.7